

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2013

<u>Via E-mail</u>
Vijay Joshi
President
Online Secretary, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: Online Secretary, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 17, 2012**
> **File No. 333-185509**

Dear Mr. Joshi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1. Please remove the disclosure on page 11 that begins with "We could also be entitled…" and the disclosures in paragraphs (a) and (b).

Risk Factors, page 13

2. Please add a risk factor that addresses the risks your investors may face if they intend on taking legal action against the CEO who is based in India. For instance, discuss whether (a) an investor can affect service of process on the CEO in the U.S., (b) an investor can enforce U.S. judgments under the federal securities laws against the CEO, and (c) Indian courts would recognize or enforce U.S. judgments.

3. Please add a risk factor that addresses the risks of being a shell company. In this regard, discuss the limited ability of your future investors to resell their shares through

registering their transactions under the Securities Act, meeting the conditions of section 4(1) of the Securities Act, or meeting the conditions of Rule 144(i). Please also add this disclosure the Prospectus Summary section.

The company's sole officer and director is currently a non-resident of the United States, page 16

4. Please disclose where exactly in India your CEO is living.

Plan of Distribution, page 22

5. Please explain how your CEO will offer shares of the company from India.

Capital Resources and Liquidity, page 43

6. We note your statement that if the company cannot maintain its reporting status then it will have to cease all efforts directed towards the company. Please explain the basis for this statement.

Directors and Executive Officers, page 44

7. Please provide more exact details on Mr. Joshi's principal occupation and employment during the past five years. Disclose his exact position, office, or duties and where he held his position or office or performed his duties.

8. Further, the disclosure in the second through seventh paragraphs on page 45 appears to be bullet points from a resume. Please revise and reconstruct this disclosure using paragraphs.

Executive Compensation, page 45

9. Please disclose that, because the sole officer is also the sole director, he may set his own compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joe Kempf, Staff Accountant, at 202-551-3352 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director